MEMORANDUM

TO:	Walgreens Boots Alliance Shareholders
FROM:	Proponents of 2015 Shareholder Proposal to Include Sustainability Indicators In Executive Performance Measures (Item No. 7)
DATE:	April 28, 2015

Dear Walgreens Boots Alliance Shareholders:

On the 2015 WBA proxy ballot, you will be asked to vote on a proposal (Item No. 7) seeking to include sustainability performance among the factors considered in awarding executive pay. This proposal has been filed by the Singing Field Foundation, As You Sow Foundation, Mercy Investment Services, Calvert Investment Management, Inc., Benedictine Sisters of Mount. St. Scholastica, Gwendolen Noyes, Ursuline Sisters of Tildonk, and Harrington Investments. This memo summarizes the reasons we seek your support for this proposal, which is attached as an appendix.

The resolved clause states:

RESOLVED: That the shareholders of Walgreen Boots Alliance request the Board’s Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company’s incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

Tying business leaders’ compensation to sustainability performance is an emerging tool for ensuring executive focus and accountability to corporate sustainability goals. In the past, Walgreens’ sustainability programs have lagged behind those of its competitors, while Alliance Boots has initiated more ambitious efforts. Hence the newly merged WBA has an opportunity combine the best sustainability practices from each of the two companies while integrating new metrics and goals into decisions regarding senior executive compensation.

Strong evidence has emerged that corporate outperformance on sustainability issues is correlated to financial outperformance and lower cost of capital.1
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1 See Establishing Long-Term Value and Performance, Deutsche Bank Group Climate Change Advisors, June 2012, p. 38. Upon reviewing more than 100 academic studies of sustainable investing, two literature reviews and four meta studies, the authors “arrive at our conclusion that firms with strong ESG performance may now be enjoying both financial outperformance (particularly market-based) and a lower risk as measured by the cost of equity and/or debt (both loans and bonds) capital in the short run. This theoretical anomaly – achieving higher return at lower risk – results from market inefficiencies and presents a major investment opportunity. Investors (and companies) that exploit this inefficiency will benefit from an early mover advantage that can last decades before risk-return equilibrium is established.” (Emphasis in original). Available at http://bit.ly/1pfWdtt.

Integrating sustainability considerations into business decision-making and planning offers both the ability to better manage and avoid risk, and the opportunity to create value. Clear examples of how this relates to WBA include:

•
Toxic chemical ingredients in branded products. Alliance Boots has established targets for elimination of toxic chemicals in some of their products and from pollution.2  Walgreens has been subject to allegations that its brand-name products contain toxic chemicals, resulting in negative media, and beginning in 2013, it has been subject to consumer protests and social media actions pushing for better practices in this area. At least 150,000 emails have been sent to Walgreens over the last year and a half, many from customers, to adopt a safe chemicals policy.3

•
Integrating sustainability into the packing supply chain. Alliance Boots has made public commitments that require, “by 2016, all solid wood and paper used in Boots UK products and Goods Not For Resale (GNFR) will be from Forest Stewardship Council (FSC) certified sources, or use recycled materials.”4 Walgreens has not made any such commitment.

•
Water quality and conservation. While Walgreens has publicly reported on a few efforts to conserve water, Alliance Boots has a formal product sustainability assessment process that "considers the implications for water scarcity in the area where the raw material or product has been sourced, and the impact of the water required to use the product in the areas where the product is being sold."5

•
Energy. Both Boots and Walgreens have made efforts to conserve energy and operate with greater efficiency. All Boots buildings in Great Britain are powered by low carbon sources of electricity and Walgreens operates what “is believed to be” the first net zero energy retail story in the U.S. and has installed solar panel installations at more than 150 stores.6  Energy-saving investments often have longer payback periods. Shareholders should encourage greater achievements in this area by rewarding executives for setting long-term goals and meeting them.

Linking Executive Pay and Sustainability Performance

Incorporating sustainability performance measures into executive compensation is a practice that has been gaining momentum in recent years. According to Glass Lewis, 44% of companies from the S&P 100 and other leading global indices linked at least some executive compensation to at least one sustainability criterion, up from 29% in 2010.7 In a 2013 study of the TSX 60, 57% were found to include sustainability measures in their annual incentive plans.8  Leading companies that make this a practice include American Water, Alcoa, Exelon, Baxter, Telus, Unilever, Verizon, DSM, Intel, Marks & Spencer, Xcel, ExxonMobil, Chevron and BASF.

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2 See http://bit.ly/1AkhKoL and its links.
3 See “Walgreens breaks silence as week of action launches” at http://bit.ly/1yNJaGZ
4 See “Building Healthy & More Sustainable Communities: Boots UK Corporate Social Responsibility Performance Update 2013/14” at http://bit.ly/1Aki1bh (click on “Our Performance - 2013/2014” among menu options).
5 See Boots’s “Corporate Social Responsibility – Sustainable and Ethical Supply Chains” page at http://bit.ly/1IOTn79.
6 See Boots’s “Corporate Social Responsibility – Sustainable and Ethical Supply Chains” page at http://bit.ly/1IOTn79 and Walgreen’s “Energy Savings” page at http://www.walgreens.com/topic/sr/sr_energy_savings.jsp.
7 “ESG Almost An Afterthought,” by Amanda White, Top1000funds.com at http://bit.ly/1yne5tC and “An insider’s view: why more companies should tie bonuses to sustainability,” by Hugh Welsh, The Guardian, August 11, 2014 at http://bit.ly/1kwMr8G.
8 Sustainable Pay: How TSX 60 Companies Compensate Executives for Sustainability Performance, Strandberg Consulting at http://bit.ly/1IOTIqo.

A 2012 report prepared by the United Nations Program on Responsible Investment, whose members collectively own or manage $45 trillion in AUM, stated that “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.” It recommended the following:

•	Companies should adopt a clear process for identifying appropriate ESG metrics that relate to sustainable shareholder returns and company strategy.

•	Companies should link appropriate ESG metrics to reward systems in a way that they form a meaningful component of the overall remuneration framework

•	Companies should endeavor to disclose the rationale, method and challenges presented by the incorporation of ESG metrics into executive pay clearly and concisely.9

Response to the Company’s Statement of Opposition to the Proposal

We wish to draw your attention to several features of WBA’s statement of opposition to our proposal.

First, we take exception to the Company’s misleading characterization of our proposal as “overly prescriptive.” In fact, if the proposal were implemented, the Compensation Committee would retain full discretion to define every detail of the called-for integration of sustainability performance measures into compensation metrics. This would include, but not be limited to, which environmental and social considerations should be evaluated; which indicators should be used to measure performance; the proportion of compensation to be affected; the apportionment of incentives between short- and long-term elements of the total compensation package, etc. Rather than being overly prescriptive, the proposal gives wide berth to the Board.

Second, by employing a bolded paragraph header stating “The Compensation Committee is best situated to structure executive compensation,” the Company insinuates that the proposal seeks to wrest the structure of executive compensation out of the Committee when it clearly locates the Committee in the resolved clause as the body with the authority and ability to effectuate the proposal. Nowhere does the proposal challenge the Committee’s authority or its need for flexibility in determining how best to implement the proposal.

More broadly, while we applaud WBA for the initiatives enumerated in the opposition statement, the newly merged entity of approximately 10,500 retail outlets will require a more comprehensive strategic vision of sustainability, as pressures mount from consumers, competitors and government regulators to operate with a steadily decreasing environmental footprint. We invite WBA stockholders to contrast our company’s policies and achievements with those of Target, which recently adopted a “Sustainable Products Standard,”10 that will score products’ chemical ingredient profile, and Walmart’s “Sustainable Chemistry Implementation Guide”11 for suppliers. Walmart is also committed to becoming 100% powered by renewable energy and creating zero waste. 12
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9 Integrating ESG Issues Into Executive Pay, UN PRI, June 2012 at http://bit.ly/1wemZUN.
10 See http://bit.ly/1I6vkS1.
11 http://bit.ly/1Os1fAc.
12 http://bit.ly/1DWSFbm.

Conclusion

The first months following a merger are a critical time for senior managers to establish expectations and priorities for a new company. We believe that outperforming on sustainability can give WBA a critical edge in the increasingly competitive retail and pharmacy sector.

A vote for this proposal will send a message of support for establishing and maintaining best practices in sustainability, including the accountability of senior management toward sustainability goals.

Please vote FOR Item 7.

SHAREHOLDER PROPOSAL RELATING TO AN
EXECUTIVE COMPENSATION PERFORMANCE MEASURE – Item 7

     RESOLVED: That the shareholders of Walgreen Boots Alliance request the Board’s Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company’s incentive plans.   Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

     SUPPORTING STATEMENT: We believe that the long-term interests of shareholders, as well as other important constituents, are best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the recent financial crisis demonstrates, those boards of directors and management that operate their companies with integrity and a focus on the long term are much more likely to prosper than ones that are dominated by a short-term focus.

The best means of demonstrating a company’s commitment to sustainability is through incorporating it as a performance measure in the Company’s annual and/or long-term incentive plans.   Proponents believe that the merger with Alliance Boots presents an opportunity combine the best sustainability practices from each of the two companies and then integrating new metrics for energy, water, and materials sustainability goals into decisions regarding senior executive compensation.

Energy.  Walgreens and Alliance Boots both have worked to promote energy efficiency goals; however, to the proponent’s knowledge neither linked energy sustainability with senior executive compensation.

 Water. While Walgreens publicly reported on a few efforts to conserve water, Alliance Boots has a formal product sustainability assessment process that "considers the implications for water scarcity in the area where the raw material or product has been sourced, and the impact of the water required to use the product in the areas where the product is being sold." One water consumption metric recommended by the Carbon Disclosure Project measures "water intensity" (amount of water consumed/ product units).

Materials. Walgreens was fined by the US EPA $16.6 million in 2012 for failure to manage hazardous waste generated by its pharmacies. Walgreens has also been targeted by consumer and environmental health groups for failure to eliminate certain toxic materials in products sold in its stores.  In contrast, Alliance Boots has established clear and ambitious goals for elimination of toxic chemicals in products and pollution.   Alliance Boots has made public commitments that require, “by 2016, all solid wood and paper used in Boots UK products and Goods Not For Resale (GNFR) will be from Forest Stewardship Council (FSC) certified sources, or use recycled materials.” Walgreens has not made such a commitment.

While determining specific metrics to utilize rests within the discretion of the board and its compensation committee, an executive compensation policy that reflects sustainability performance can draw upon the best efforts of both companies.